

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
November 3, 2011

Via E-mail
Mr. Renaud Laplanche
Chief Executive Officer
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation**
> **Registration Statement on Form S-1**
> **Filed October 7, 2011**
> **File No. 333-151827**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 29, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 8-K**
> **Filed October 31, 2011**
> **File No. 333-151827**

Dear Mr. Laplanche:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 31, 2011

1. Please provide the information called for by form 8-K, including a brief description of the circumstances which led to Mr. Williams resigning from the Board.

Registration Statement on Form S-1
General

2. We note that you have not responded to the staff's comment letter dated September 27, 2011 on your last post-effective amendment. Please note that we will be unable to grant a request for effectiveness until those comments are addressed. You should also address any relevant comments in this registration statement.

3. We note that you reference referral partners that allow borrower members "to select the amount and term" of notes. Please include a section that addresses these partnerships in the prospectus.

4. Also, provide us with your analysis as to how those "partners" are not co-registrants for the related notes, and explain the conditions under which the partners participate in either the loans or the notes.

Where you can find more information, page iii

5. Due to the frequency with which you file reports on Edgar, please update the penultimate paragraph of this section to reference the dates you filed each report with the SEC.

6. Please revise your language in the last paragraph to clarify that investors may request a copy of "any or all of the reports or documents that have been incorporated by reference" as required by the Note to Item 12(a).

About LendingClub, page 2

7. Please revise the last sentence of the first paragraph to clarify that some information on your website may constitute a free writing prospectus.

Q& A, page 6

8. It appears that arrows in your diagram between LendingClub and WebBank are incorrect. Please revise.

Does LendingClub fund member loans itself on the platform, page 8

9. Please clarify whether LendingClub partially funds loans. If so, please disclose whether they do so on the same terms as other lender members. Also, please disclose how notes that have been partially funded by LendingClub are designated on your site.

<u>What happens if a borrower member repays a member loan early, page 11</u>

10. The term "entire remaining unpaid interest" is ambiguous. Please clarify that in the event of prepayment by the borrower member, lender members may not receive the return on their investment that they were expecting and may need to reinvest their funds at an earlier time than they might have expected. Please include a reference to your disclosure on page 46.

<u>Risk Factors, page 13</u>

<u>Risk Related to LendingClub and the LendingClub Platform, page 20</u>

11. Add a risk factor, or revise the current risk factors to discuss your continuing losses, your accumulated shareholder deficit. In this risk factor, please also discuss your current operating plan that calls for continued reliance upon financing in order to remain solvent and the potential risk that investors in your notes may experience variances in their cash flows as a result of your inability to continue to find new equity financing.

<u>Our platform is a novel approach to borrowing that may fail to comply with borrower protection laws such as state usury laws…, page 28</u>

12. Please include a separate risk factor that addresses state usury laws and the risk to investors. Please revise your disclosure to identify the maximum usury rate for any state that is less than the maximum rate on your loans. Also, clarify the effect on note holders of a successful claim against WebBank or LendingClub under usury laws.

<u>Portfolio Tool, page 49</u>

13. The staff continues to have concerns regarding the operation of your portfolio tool and the PRIME account and refers you to the previous comment letter. The staff is awaiting your analysis and any proposed revisions to the plans and is considering any other action that might be appropriate based upon your response.

<u>Historical Information about Our Borrower Members and Outstanding Loans, page 62</u>

14. Please provide a column representing total loans originated and total origination amount for each loan grade.

<u>State Usury Limitations, page 82</u>

15. Given the implications of this section on your business model, please provide further discussion regarding the basis for your conclusions. In addition, please provide the staff with the federal law and judicial interpretations that you reference and are relying upon. In particular, please address the impact of WebBank's status as a Utah Industrial Bank

upon your preemption analysis. Also, please address the impact of any Utah usury laws or regulations upon the interest rates charged on your loans.

About the Fund and Trust, page 84

16. Please include more disclosure about the investments by LCA. For example: what is LCA's average investment in the individual Notes and the average percent ownership of the individual notes? What is the current allocation between the grades of the Notes owned? Does LCA participate on the resale platform? Do you designate on your website when LCA has committed to fund all or a portion of a Note?

17. It appears that the Fund competes with investor members choosing and investing in notes. Please discuss any conflicts of interest that may exist and what measures, if any, you take to overcome these conflicts.

Director Compensation, page 88

18. Please include disclosure similar to what you have disclosed in your 10-K about director compensation for attending meetings.

Exhibits

19. Please file any "referral partner" agreements. Refer to Item 601(b)(10) of Regulation S-K.

20. Please file the indemnification agreements you reference on page 90 and the employment agreements you reference in your 10-K or, if previously filed, include them in your exhibit index.

Exhibit 4.2

21. Although you are permitted to incorporate your Indenture by reference, we note that you previously filed a form of Indenture, rather than a dated and signed version. Therefore, please refile this exhibit in final form.

Exhibit 5.1

22. We note that counsel assumes "the due authorization, execution and delivery of all documents (other than the due authorization, execution and delivery of the Indenture and the Securities by the Company) where due authorization, execution and delivery are prerequisites to the effectiveness thereof." It is not appropriate to assume the due authorization by the Company of any documents counsel examined in rendering its opinion. Please provide a revised opinion.

Exhibit 23.1

23. Provide a current consent of the independent accountant in any amendment.

Exhibit 25.1

24. A Form T-1 may not be incorporated by reference from a previous filing because the Form T-1 requires recent information. Please file a new Form T-1 to qualify the trustee. See C&DI, question 108.02 of the Trust Indenture Act of 1939.

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2011

Business, page 2

Identity Fraud Reimbursement, page 13

25. We note your disclosure stating you have experienced twenty-two cases of confirmed identity fraud between October 2008 and March 31, 2011. Please tell us and revise future filings to disclose the total dollar amount you have had to reimburse lender members for identity fraud between October 2008 and March 31, 2011 and also during the periods presented in the financial statements. Please tell us how the reimbursements are accounted for in the financial statements.

Management's Discussion and Analysis of Financial Condition, page 57

26. Revise your discussion, in future filings, including your amended S-1, to discuss management's view of the business volume that would permit LendingClub to become cash flow positive from an operating standpoint. Also, please discuss the extent to which you believe that you will continue to need and have access to additional rounds of preferred equity and senior debt financing.

Financial Statements

Note 1- Nature of Organization and Periods Presented
Organization and Operation, page F-7

27. Please tell us and revise your future filings here and in your Business section to provide more information on the business purpose of the Delaware business trust that you formed in connection with the private investment funds for which LCA is a general partner. Explain in more detail why the trust was formed to act as a bankruptcy remote entity for holding certain assets of the funds separate and apart from the assets of Lending Club (for example, if true, to protect investors in the funds from any related party's insolvency). In addition, indentify the nature of the assets held by the trust and explain why "certain" assets were placed in the trust while others were not.

Note 2 - Summary of Significant Accounting Policies, page F-8

Consolidation Policies, page F-8

Variable Interest Entities ("VIEs"), page F-8

28. Please tell us and revise future filings to clarify whether you have any VIEs. Please also revise your disclosure in your MD&A, accordingly.

Special Purpose Entities, page F-8

29. We note your disclosure referring to your residual interest "in the trust" and the company has "consolidated the trust's operations" even though you only hold a residual interest in the trust. We reviewed your filing and noted the Delaware business trust that you formed in connection with LCA in October 2010. Please clarify whether this disclosure is referring to the Delaware business trust. Further, please provide us with the detail upon which you relied to conclude that you should consolidate a trust for which you have only a residual interest. Please specifically site the paragraphs in the Codification which helped you draw the conclusion that you needed to consolidate this trust.

Allowance for loan losses, page F-9

30. We note your disclosure stating you make the initial assessment of whether a specific reserve is required on each delinquent loan that is "more than 120 days past due." Please tell us whether you book any specific reserves for loans less than 120 days past due. We note your disclosure describing when you may consider a loan impaired and it appears this may happen before a loan is more than 120 days past due. Please clarify how you account for impaired loans less than 120 days past due.

CM Loans and Notes held for investment at fair value, page F-10

31. Please tell us and revise future filings to disclose your reason for electing the fair value option on your CM Loans and Notes, in accordance with ASC 825-10-50-28.

32. We note your disclosures stating that you apply discounted cash flow methodologies adjusted for your expectation of the defaults of the CM Loans and Notes in determining the fair value on the CM Loans and Notes. Please tell us and revise future filings to include a more substantial discussion of the methods and significant assumptions used to estimate the fair value of the CM Loans and Notes, in accordance with ASC 825-10-50-10(b).

33. Please review ASC 825-10-50 to ensure all required disclosures have been included in your filings and confirm this to us.

Note 11 - Stockholders' Deficit, page F-20

Common Stock, page F-20

34. We note you issued $184,860 of Series B convertible preferred stock warrants in connection with term loan agreements during the fiscal year ended March 31, 2010. In order for the disclosure to be inclusive of all equity issuances during the periods presented, please revise future filings to disclose the dates these shares were issued and any other material and relevant terms.

Note 14 – Net Interest Income, page F-24

35. We note you have reported total origination fees of $5,940,149 and $2,111,456 as of March 31, 2011 and March 31, 2010, respectively on page 62. Please revise future filings to include this information in this footnote. Further, we could not find the amount of service fees earned that reduced the total amount of interest expense reported during the periods presented. Please tell us where this is located in the Form and revise future filings to include this information in this footnote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper, staff accountant, at 202-551-3396 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Jason Altieri, General Counsel